Exhibit 99.1

BW LPG Limited – Annual Report 2024

Singapore, 28 March 2025

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") today publishes its 2024 Integrated Annual Report and 2024 Annual Report on Form 20-F, which includes the audited financial statement for the year ended 31 December 2024.

Our 2024 Integrated Annual Report incorporates our sustainability reporting and is available on the Company's website: https://www.bwlpg.com/wp-content/uploads/2025/03/2024-Integrated-Annual-Report.pdf

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, BW LPG announces that today on 28 March 2025 the Company has filed its 2024 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). The BW LPG 2024 Annual Report on Form 20-F is available on the Company's website (https://www.bwlpg.com/wp-content/uploads/2025/03/2024-Annual-Report-on-Form-20-F.pdf) and is also available on the SEC's website at www.sec.gov.

Shareholders may request a printed copy of the 2024 Annual Report on Form 20-F free of charge by email to investor.relations@bwlpg.com.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.